Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,
	2017	2016
Earnings:	($ in millions)
Income (loss) before taxes(1)	$17.9	$(55.4)
Add (deduct):
Earnings of non-consolidated affiliates	(0.5)	(0.2)
Amortization of capitalized interest	0.5	0.5
Capitalized interest	(0.7)	(0.6)
Fixed charges as described below	62.4	57.5
Total	$79.6	$1.8

Fixed charges:
Interest expensed and capitalized	$53.1	$49.1
Estimated interest factor in rent expense(2)	9.3	8.4
Total	$62.4	$57.5

Ratio of earnings to fixed charges(3)	1.3	—

(1)
For the three months ended March 31, 2016, income (loss) before taxes included $76.6 million of non-cash asset impairment restructuring charges associated with permanently closing the Henderson, NV chlor alkali plant and reconfiguring the facility to manufacture bleach and distribute caustic soda and hydrochloric acid.

(2)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

(3)
The ratio coverage during the three months ended March 31, 2016 was less than 1:1. We would have needed to generate additional earnings of $55.7 million to achieve a coverage of 1:1 during the three months ended March 31, 2016.